U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

       BAJA INTERNATIONAL FOODS, INC.
(Name of Small Business Issuer in its charter)

                 Nevada                             86-0746355
------------------------------------------   --------------------------
     (State or other jurisdiction of             I.R.S. Employer
      incorporation or organization)            Identification No.

             P.O. Box 6154
             Scottsdale, AZ                           85261
----------------------------------------    ---------------------------
(Address of principal executive offices)            (Zip Code)

 Issuer's telephone number, including area code 480-991-8342

 Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be registered

                     None                               N/A
 ----------------------------------------   ----------------------------



                        Common Stock, $.001 par value
                        -----------------------------
                             (Title of class)





 Item 1.     DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Baja International Foods, Inc.,(the "Company"), a Nevada Corporation, was incorporated on September 30, 1993. The Company is a development stage corporation, with planned operations to engage in the business of franchising Mexican style fast food, which will be similar the operation of SUBWAY (tm) sandwich franchises. This filing is made voluntarily, and the reasons for the filing are to become a reporting company in compliance with new NASD rules and to establish quotation of its securities on the NASD OTC Bulletin Board. The Company intends to have a market maker in its securities file a Form 211 with the NASD to obtain a quotation of its securities on the NASD OTC Bulletin Board, but there can be no assurance that these goals will be achieved.

Baja International Foods, Inc. is still a development stage corporation. Its current operations are limited to raising capital for the implementation of its planned operations, as enumerated above. The Company has been in the development stage since its inception in 1993. Its activities in the past three years have been limited to obtaining equity financing for the implementation of its business plan. It developed its business plan in 1996. The Company's stock is currently not quoted on any quotation medium, and there have been no reorganizations in the past three years. There have been no changes in the Board of Directors or officers since its inception. The president and director, Susan Hays, and Secretary/Treasurer and Director, Tom Hays, have been and continue to be since inception, the sole promoters and founders of the Company.

The Company's business is not dependent upon one or a few major customers. Government approval is not necessary for the Company's business, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefore do not expect to pass any of those costs to customers. The Company has no product development and research and development costs.

The Company's mailing address is P.O. Box 6154, Scottsdale, AZ 85261. The address of its principal executive offices is: 7316 E. Tuckey Lane, Scottsdale, AZ 85250. The telephone number of its principal executive office is (480) 991-8342, and the fax number is (480) 991-8551

 IN GENERAL - THE COMPANY

The company is a development stage company, with planned operations to engage in the business of Mexican style fast food, which will be similar the operation of SUBWAY (tm) sandwich franchises. The Company plans to franchise this fast food restaurant concept under the name "Go Laredo!" Go Laredo! (tm) Mexican Cafe plans to be to specialty authentic fast food "no cook" Mexican style food what SUBWAY(tm)is to sandwiches. Go Laredo!'s mission is to become a franchisor of authentic fast food "no cook" southwestern, or Mexican style restaurants. The Company will fulfill its mission through a strategic plan which, like SUBWAY , will include a national development plan with a network of Development Agents (similar to sub-franchisors) who will be recruited on a case by case basis to perform their important roles in franchise sales, store opening assistance and continuing supervision of Go Laredo! restaurants.

The trademark "Go Laredo!" is subject to a license agreement with the trademark owners, Tom and Susan Hays, who have licensed the mark exclusively to the Company. This terms of this license agreement allow for its uninterrupted renewal with minimal royalty payment requirements, after the initial ten year term. Royalties to be paid by Baja International Foods are based upon the earnings received from use of and exploitation of the trademark and copyright programs, payable when Baja receives payment. Baja International Foods is not responsible for Trademark or Copyright fees, renewals or any other mark related regulatory costs.

The Company believes that by leveraging its management by use of a highly motivated and well trained team of Development Agents, along with its access to its own core management team the Company will achieve rapid, controlled, and profitable growth.

Baja International Foods, Inc. is a development stage company, but the franchised "no cook" restaurant concept presented is one that has been in the formative stages since early 1990. Go Laredo! is a new approach to the fast food business, utilizing the "no cook" concept, which is a fully operational restaurant which requires no cooks or chefs and eliminates or greatly reduces waste. The Go Laredo! concept goes one step further by offering a unique menu offers fresh, prepared on site, great tasting and authentic Mexican foods, which are priced reasonably.

THE INDUSTRY

Management believes the current market in fast food franchises specializing in Mexican food is excellent. Management further believes that the prospects for the Go Laredo! Mexican Cafe franchise opportunity to expand are excellent also.

Management believes that the Mexican food segment is growing at a quicker pace than the remainder of the fast food industry. The Mexican segment continues to be successful in the quick-service restaurant business. People are seeking healthful alternatives, and the Go Laredo! concept fits that need.

MARKETING

Management believes that Go Laredo! Mexican Cafes will be to the specialty Mexican fast food market what SUBWAY is to the sandwich market, providing consistently desirable quality and value. Go Laredo! expansion plans include having a large number of units located with convenience and accessibility in mind. Generally, the typical Go Laredo! will be 1,200 to 1,500 square feet in moderately priced locations. A typical unit will cost $76,000 to $115,000 to open. The store decor will be attractive, comfortable and interesting rather than the "heavy Mexican decor" associated with similar concepts.

The Company will market its programs direct to the prospective franchisees end users through its own efforts, and indirectly through sub-license of the rights to other providers of franchise opportunities.


Scottsdale, Arizona is the home office to Baja International Foods primarily because of the access to persons skilled in the franchise, restaurant and retail real estate development industries.

The Scottsdale general business environment is unique in that it is universally known as a resort area, attracting hundreds of thousands of visitors each year to the pleasant weather and appealing landscape, thus exposing a large number of affluent, potential franchisees to the concept.

While the Company is in its early stages of development, it will lack the resources of the larger companies in the field, but will be able to take advantage of the new methods of accessing and providing information. From management and employee training, technical and marketing research, to communication, promotion and dissemination of information, the Company intends to make full use of the methods now available including: interactive multimedia, Internet discussion groups and net based research. However, there can be no assurance that the Company will be successful in promoting its franchise concept successfully enough to compete with other companies with greater financial resources.

PRODUCTS

The Company will franchise Go Laredo! Mexican fast food restaurants to franchisees. The Company will not provide the food products to its franchisees, but will provide the menu for preparation of the food products, the trademark, and associated printed materials and restaurant design for use by its franchisees.

COMPETITION

The fast food restaurant business is an industry of intense competition. There are many other franchisors of fast food restaurants, such as SUBWAY. In addition, in the Mexican fast food segment, highly visible national competitors such as Taco Bell, Del Taco, Taco Time and Taco John's, and in the West, the Green Burrito organization compete in the industry. The Company believes that most of these franchises have a substantially higher cost and more limited location strategy. The Company believes that the increased advertising of Taco Bell nationally, and with their limited availability of new franchisee opportunities, will have the positive effect of creating more interest in the Go Laredo! concept for potential franchisees. The Company intends to market its franchise concept in what it feels is a niche in the fast food market; the application of the "no cook" concept used by companies such as SUBWAY to Mexican fast food. The Company believes its location, modest investment cost strategy, and its value pricing policies will be appealing the franchisees and customers. The Company knows of no other substantial franchisor utilizing this approach. However, there can be no assurance that other companies with greater financial resources and experience will not identify the same opportunities on which the Company has decided to concentrate.

PATENTS

The Company holds no patents for its products. The trademark, "Go Laredo!" will be filed in the United States Patent and Trademark Office, but there can be no assurance that the mark will be registered until that filing process has been completed. The trademark is owned by Tom E. Hays and Susan Hays, and has been exclusively licensed to the Company by its owners.

RAW MATERIALS AND PRINCIPAL SUPPLIERS AND VENDORS

There are no raw materials used in the Company's services. The Company will use printers for its menu and related packaging material, which services are generic in nature and the Company is not under contract with any one printer.

GOVERNMENT REGULATION

The Company must file a Uniform Offering Circular under the franchise laws of the state of Arizona before it will be able to offer franchises of its fast food concept. Although there can be no assurance that the state of Arizona will approve the offering of Company franchises, the Company does not anticipate a problem with obtaining approval. Government regulations, once the Uniform Offering Circular has been approved, are thought by management to have little or no effect on the Company's ongoing business.

EMPLOYEES

The Company presently employs one employee, the Secretary/Treasurer and founder of the Company, who devotes his part time efforts to the Company.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

PLAN OF OPERATIONS

The Company is a development stage corporation, with planned operations to engage in the business of Mexican style fast food, which will be similar the operation of SUBWAY (tm) sandwich franchises. The Company plans to franchise this fast food restaurant concept under the name "Go Laredo!" Go Laredo! (tm) Mexican Cafe plans to be to specialty authentic fast food "no cook" Mexican style food what SUBWAY(tm)is to sandwiches. Go Laredo!'s mission is to become a franchisor of authentic fast food "no cook" southwestern, or Mexican style restaurants. The Company will fulfill its mission through a strategic plan which, like SUBWAY , will include a national development plan with a network of Development Agents (similar to sub-franchisors) who will be recruited on a case by case basis to perform their important roles in franchise sales, store opening assistance and continuing supervision of Go Laredo! restaurants. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities." The Company's plan of operations over the next 12 months includes the drafting of its Uniform Franchise Offering Circular and franchise agreement, development agent agreement, site criteria and lease guidelines, presentation materials and operations manuals.

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. There can be no assurance that the company will be successful in raising additional equity financing unless its securities are quoted on the NASD OTC Bulletin Board, and there can be no assurance that the company will be able to obtain a quote of its securities on the Bulletin Board. If the company is not able to raise equity capital, it will be able to satisfy its cash requirements for the next twelve months by contributions or loans from its founder, Tom Hays. The Company intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. There can be no assurance that the Company will be successful in raising the capital it requires unless and until the Company's position with regard to the quotation of its securities has been resolved.

The Company is still considered to be a development stage company, with no significant revenue, and is dependent upon the raising of capital through placement of its common stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

There are no contemplated product research and development costs the Company will perform for the next twelve months. There is no expected purchase or sale of any plant or significant equipment, and there is no expected significant changes in the number of employees contemplated. The Company has no current material commitments.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

YEAR 2000 COMPLIANCE

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications; in short, all of its information technology and non information technology systems, and found all to be Year 2000 compliant. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. The Company has completed an audit of its suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant. The status of the company's progress is that it has completed all that it must do in order to be considered Year 2000 compliant. The worst case scenario would be the risk that the company's transfer agent may have not complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant. The Company's contingency plans to handle a Year 2000 crisis, if one occurs, is to change to an alternate Year 2000 compliant service provider.




Item 4. DESCRIPTION OF PROPERTY

The Company rents professional offices from its founder, on a month-to-month basis, pursuant to an oral agreement, for a nominal amount. The name "Go Laredo"(tm) is exclusively licensed to the Company by the Company's founders, who are currently in the process of filling an application to register the trademark with the U.S. Patent and Trademark Office. Since the application has not yet been filed, there can be no assurance that the trademark will be fully registered. The Company has a License Agreement with the mark owners, assuring a continual right to exploit the mark and the associated copyrights. The terms of the agreement allow for its uninterrupted renewal with minimal royalty payment requirements, after the initial ten year term.

Royalties to be paid by Baja International Foods are based upon the earnings received from use of and exploitation of the trademark and copyright programs, payable when Baja receives payment. Baja International Foods is not responsible for Trademark or Copyright fees, renewals or any other mark related regulatory costs.

The Company also owns presentation materials describing the various Go Laredo! franchise programs, projects and products; the rights to market the Go Laredo! fast food concept directly to potential franchisees and to allow them to license sub-franchisees; and the rights to exploit the trademark "Go Laredo!" through the establishment of fast food restaurants, franchising of fast food restaurants, sales of food products through grocery outlets, and the rights to sub license with other providers. The Company owns no other property.

Item 5. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address              Number of Shares            Percentage Owned
----------------              ----------------            ----------------
Tom E. Hays(1)(2)                 984,650                      98.47%
7316 E. Tuckey Lane
Scottsdale, AZ 85250

Susan R. Hays(1)(2)               984,650                      98.47%
7316 E. Tuckey Lane
Scottsdale, AZ 85250

Directors & Officers              984,650                      98.47%
As A Group
____________________

(1) Tom E. Hays and Susan R. Hays are married. Each own individually 2,000 shares each. They jointly own the shares listed, and each is the beneficial owner of the total of 4,000 shares. 2,000 shares are in Tom Hays' name and 2,000 shares are in Susan Hays' name, but neither of them disclaim beneficial ownership of the shares held by the other.

(2) Edgewater Energy Corporation owns 980,650 shares of the Company. Edgewater is owned 100% by Tom Hays. Susan Hays has a community property interest in an undivided one-half of the 980,650 shares and, therefore, the 980,650 shares are beneficially owned by Tom and Susan Hays, and each is the beneficial owner of the total of the 980,650 shares. Neither of them disclaim beneficial ownership of the shares held by the other.

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors are elected by the shareholders to terms of one year. Officers serve at the pleasure of the Board of Directors, and serve one year terms unless removed by the Board prior to their terms.

The Executive Officers of the Company and its subsidiaries, and their ages, are as follows:

     Name            Age           Position
------------         ---           --------
Susan R. Hays        49            Director, President

Tom E. Hays          59            Director, Secretary/Treasurer
------------

Susan R. Hays. Mrs. Hays is the current President and Director of the Company, and has been such since its inception. She is also the co-owner with Tom Hays, of the trademark, "Go Laredo!" which has been licensed to the company. She is also the Vice President/Secretary and Director of Baja International Foods, Inc., and has been such since its inception. She has been the owner/operator of Brushstrokes Designs since 1981, which engages in the business of the design and marketing of hand painted needlepoint canvases which are sold through hundreds of stores throughout the United States and Canada. Her designs are also found on greeting cards, pottery and other objects. From 1973 through 1981, she managed the offices of Fritzler, Knoblock and Wadley, an architectural firm. She has served on the Boards of Directors for Baja International Foods, Channel One and Balloonies. Mrs. Hays attended Oklahoma State University.

Tom E. Hays. Mr. Hays is the Secretary/Treasurer and Director of the Company, and has been so employed since its inception. He is also the co-owner, with Susan Hays, of the trademark "Go Laredo!. He is also the President and Director of Baja International Foods, Inc., as has been such since its inception. Mr. Hays is an accomplished photographer, artist, and a published songwriter, music producer, cinematographer, graphic designer and video producer. In 1987, Mr. Hays took over leadership of an Oklahoma company engaged in the "quick oil change" business, turned the company into a profitable position, and took it public. The company operated 38 quick oil change auto service centers in Oklahoma, Texas and Arizona. Fourteen of those centers in Texas were sold to Jiffy Lube, nine in Oklahoma were sold to Avis Lube, and fifteen in Arizona were sold to SpeeDee Oil Change, all at a profit. In 1980, Mr. Hays was engaged in the oil and gas business, buying and brokering oil and gas mineral leases and generating drilling prospects which he sold to oil and gas drilling companies. He founded Edgewater Energy Corporation and sponsored and was the general partner of five successful oil and gas drilling limited partnerships which participated in the drilling and discovery of over fifty oil and gas wells, many of which are still producing.

In 1978, he founded "facts: Marketing and Economics Research Corporation" and developed a radio research product, "the Radio Audience Profile" which grew to service 105 radio markets across the United States. In 1971, he purchased United Concepts, Inc., an advertising agency, and managed both retail and industrial advertising accounts for a variety of clients. He established an in-house audio studio, a photo studio and a film processing facility, and produced and directed many award winning educational and commercial audio, video and print programs. Mr. Hays created a daily radio program named "The Oil and Gas Report" and syndicated it to 17 radio markets in the Southwest. In the mid-1960's he began producing music and successfully organized and promoted concerts and several charted pop singles. In 1960, he founded Midwest Optical, Inc., and opened a retail optical dispensary in Midwest City, Oklahoma, which expanded to three stores before selling to a larger chain of stores. Mr. Hays attended Phillips University in Enid, Oklahoma.

 Item 6. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered up to the period ended June 30, 1999. No salaries are being paid at the present time, until such time as there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

     Annual Compensation
     -------------------
     Name and Position        Salary       Bonus      Annual Deferred Salary

     Susan Hays, President     -0-          -0-                -0-

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director and President, Susan R. Hays, and Tom Hays, Secretary/Treasurer and Director, are the sole founders, promoters, and organizers of the Company. The Company rents its offices from Mr. Hays on a month to month basis on an arms length basis for an insignificant amount of monthly rental.

On or about October 1, 1993, 996,000 shares of common stock of the Company were issued to Edgewater Energy Corporation, a company owned by Tom and Susan Hays, and 2,000 shares of common stock each were issued to Tom Hays and Susan Hays, in exchange for the business plan and incorporation and organization costs, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

 There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company are a party or to which the property interests of the Company or its subsidiaries are subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company has obtained a market maker and who intends to file a form 211 with the National Association of Securities Dealers to quote the Company's securities on the NASD OTC Bulletin Board, but there can be no assurance that the Company's stock will be quoted on the NASD OTC Bulletin Board. The filing of the Form 211 is contingent upon this form 10 becoming effective with no pending comments by the S.E.C. The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES

On or about October 1, 1993, 996,000 shares of common stock of the Company were issued to Edgewater Energy Corporation, a company owned by Tom and Susan Hays, and 2,000 shares of common stock each were issued to Tom Hays and Susan Hays, in exchange for the business plan and incorporation and organization costs, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors in possession of all relevant corporate information. There was no underwriter used in the transaction.

Item 11. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 25,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non-assessable. There are currently outstanding 1,000,000 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities.

The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights. Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

NEVADA STATUTES

NRS 78.751 provides that the Company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors and affects their liability in that capacity, for any and all costs incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the statute:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLES OF INCORPORATION AND BY-LAWS

Neither the Company's By-laws nor its Articles of Incorporation provide for indemnification of officers or directors.


   Report of Independent Certified Public Accountant dated June 30, 1999 Financial Statements
   Balance Sheets
   Statement of Income
   Statement of Cash Flows
   Statements of Stockholder's Equity
   Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
Baja International Foods, Inc.

I have audited the accompanying balance sheets of Baja International Foods, Inc.(A Development Stage Company) as of June 30, 1999 and December 31, 1998,1997, and 1996,and the related statements of income, stockholders' equity, and cash flows for the six months ended June 30, 1999 and the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baja International Foods, Inc.(A Development Stage Company) at June 30, 1999 and December 31, 1998, 1997, 1996 and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

 Oxnard, California
 /s/ Roger G. Castro
     June 30, 1999

[CAPTION]
Baja International Foods, Inc.
(A Development Stage Company)
BALANCE SHEET
AS OF JUNE 30, 1999 AND
DECEMBER 31, 1998, 1997, AND 1996

                          June 30   December 31     December 31    December 31
                            1999        1998            1997           1996
ASSETS
Current Assets:
Cash                       2,500   $      -       $      -         $    -
 Prepaid expenses             -           -              -              -

 Total Current Assets     -------    -----------     -----------   -----------
                           2,500          -              -              -
TOTAL ASSETS              -------    -----------     -----------   -----------

                        $  2,500          -              -              -
                          -------    -----------     -----------   -----------
                          -------    -----------     -----------   -----------
LIABILITIES &
STOCKHOLDERS' EQUITY
 Current Liabilities:
Advance from
shareholder             $ 2,500            -             -              -
                        --------     -----------     -----------   -----------
 Total Current
 Liabilities            $   -       $      -        $    -        $     -
                         ------     -----------     -----------   -----------

Stockholders' Equity:

 Common stock, $.001
 par value authorized
 shares - 25,000,000
 issued and
 outstanding shares
 1,000,000                1,000          1,000         1,000         1,000
                        --------    ------------     ---------   ------------
Deficit accumulated
during development
stage                    (1,000)        (1,000)      (1,000)       (1,000)
                        --------    ------------     ---------   ------------
 Total
 Stockholders' Equity       -             -               -              -
                        --------    ------------     ---------   ------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY    $ 2,500           -               -              -
                        --------    ------------     ---------   ------------
                        --------    ------------     ---------   ------------

[CAPTION]
Baja International Foods, Inc.
(A Development Stage Company)
STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 AND SEPTEMBER 30, 1993 (INCEPTION) THROUGH JUNE 30, 1999

                           Cumulative
                             During
                         Development   June 30   Dec. 31    Dec. 31     Dec. 31
                             Stage      1999      1998       1997         1996
Income
Sales                          -          -         -          -      $     -
                         ------------ --------  ---------   --------   -------
Total Income               $   -     $    -     $   -      $   -   $        -

                         ------------ --------  ---------   --------   -------

Expenses:
Administrative
Expenses                     (1,000) $    -     $    -      $   -   $  (1,000)
                          ------------ --------  ---------   -------   -------
 Total Expenses              (1,000) $    -     $    -      $   -   $  (1,000)
                            --------   --------  ---------   -------   -------

 Net loss                  $ (1,000) $    -     $    -      $   -   $  (1,000)
                            --------   --------  ---------   -------   -------

[CAPTION]
BAJA INTERNATIONAL FOODS, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30,1999
AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
AND FROM SEPTEMBER 30, 1993 (INCEPTION) THROUGH
JUNE 30, 1999

                           Cumulative
                             During
                          Development  June 30   Dec. 31    Dec. 31     Dec. 31
                             Stage      1999      1998       1997         1996
Income
Sales                          -          -         -          -      $     -
                         ------------ --------  ---------   --------   -------
Total Income               $   -     $    -     $   -      $   -   $        -

                         ------------ --------  ---------   --------   -------

CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss                   $ (1,000) $    -     $   -      $   -    $  (1,000)

                              2,500     2,500       -          -
                         ------------ --------  ---------   --------   -------
NET CASH PROVIDED             1,500     2,500       -          -       (1,000)
(USED) BY OPERATING
ACTIVITIES

CASH FLOWS FROM
FINANCING ACTIVITIES
Issuance of common
Stocks                        1,000       -         -           -      1,000
                         ------------ --------- ----------   -------  -------
                              1,000       -         -           -      1,000

INCREASE IN CASH              2,500    2,500        -           -         -

BEGINNING CASH                   -        -         -           -         -
                         ------------  --------- ----------  -------  -------
ENDING CASH                  $2,500  $ 2,500     $  -       $   -     $   -
                         ------------  -------   --------    -------  -------
                         ------------  -------   --------    -------  -------

[CAPTION]
BAJA INTERNATIONAL FOODS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDER'S EQUITY
FROM SEPTEMBER 30, 1993 (INCEPTION)
THROUGH JUNE 30, 1999


                                                                    Accumulated
                                                         Common       during
                                           Number of    stock at   Development
                                           Shares       par value     Stage
                                         ---------   ------------   -----------
Balance from Sept. 27,
1993 (inception)
through Dec. 31, 1996                      1,000,000    $  1,000     $  (1,000)
                                           ---------   ------------ -----------

Balance at 12/31/97                        1,000,000    $  1,000     $  (1,000)
                                           ---------   ------------ -----------
Balance at 12/31/98                        1,000,000    $  1,000     $  (1,000)
                                           ---------   ------------ -----------
Balance at 6/31/99                         1,000,000    $  1,000     $  (1,000)
                                           ---------   ------------ -----------
                                           ---------   ------------ -----------
[CAPTION]
Baja International Foods, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS
Baja International Foods, Inc. (The Company) was incorporated under the laws of the state of Nevada on September 30, 1993.The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Nevada including, without limitation, to provide consulting services to restaurant entrepreneurs.

The Company has been in the development stage since its inception on September30, 1998. Planned principal operations have not commenced since then. There were no activities from its inception date through June 30, 1999.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A. The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully
Diluted earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) Report of Independent Certified Public Accountant June 30, 1999
       Financial Statements
       Balance Sheets
       Statement of Income
       Statement of Cash Flows
       Statements of Stockholder's Equity
       Notes to Consolidated Financial Statements

  (b) Reports on Form 8-K: Not Applicable
  (c) Exhibits

 Exhibit No.         D E S C R I P T I O N
 -----------         ---------------------
 3.1                Articles of Incorporation Baja Franchise Systems, Inc.
 3.2                By-laws Baja Franchise Systems, Inc.
 4.1                Specimen certificate of common stock
 10                 License Agreement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Baja International Foods, Inc.

/s/    Susan R. Hayes
_____________________________________
SUSAN R. HAYS, President and Director

Date: November 16, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/    Susan R. Hayes
 _____________________________________
 SUSAN R. HAYS, President and Director

 Date: November 16, 1999

 /s/  Susan R. Hayes
___________________________________________
 SUSAN R. HAYS, President and Director

/s/   Tom E. Hays
___________________________________________
 TOM E. HAYS, Secretary/Treasurer, Director

EXHIBIT 3.1
[CAPTION]
FILED IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
ARTICLES OF INCORPORATION
SEPTEMBER 30, 1993

12039-93
DEAN HELLER, SECRETARY OF STATE - ARTICLES OF INCORPORATION OF BAJA
                      INTERNATIONAL FOODS, INC.

The undersigned, to form a Nevada corporation,

CERTIFIES THAT:

   I.   NAME: The name of the corporation is:

                        BAJA INTERNATIONAL FOODS, INC.

   II. PRINCIPAL OFFICE: The name and address of the registered agent of this corporation within the State of Nevada is Corporate Services Center, Inc., 1280 Terminal Way, #3, Reno, Nevada 89502; this corporation may maintain an office or offices in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors or by the By-Laws of the corporation; and this corporation may conduct all corporation business of every kind or nature, including the holding of any meetings of directors or shareholders, within the State of Nevada, as well as without the State of Nevada.

   III. PURPOSE: The purpose for which this corporation is formed is:

                     To engage in any lawful activity.

   IV. AUTHORIZATION OF CAPITAL STOCK: The amount of the total authorized capital stock of the corporation shall be TWENTY FIVE THOUSAND
DOLLARS($25,000.00), consisting of Twenty Five Million (25,000,000) shares of common stock with a par value of $.001 per share.

   V. INCORPORATOR: The name and post office address of the incorporator signing these Articles of Incorporation is as follows:

        NAME                             POST OFFICE ADDRESS

        Tom Hayes                        4615 E. Palomino Road
                                         Phoenix, Arizona 85018

   VI. DIRECTORS: The governing board of this corporation shall be known as directors, and the first board shall consist of one director.

So long as all of the shares of this corporation are owned beneficially and of record by either one or two shareholders, the number of directors may be fewer than three, but not fewer than the number of shareholders. Otherwise, the number of directors shall not be fewer than three.

Subject to the foregoing limitations, the number of directors may, at anytime or times, be increased or decreased by a duly adopted amendment to these Articles of Incorporation, or in such manner as provided in the By-Laws of this corporation. The name and post office address of the director constituting the first Board of Directors is as follows:

       NAME                            POST OFFICE ADDRESS

    Tom E. Hays                        4615 E. Palomino Road
                                       Phoenix, Arizona 85018

   VII. STOCK NON-ASSESSABLE: The capital stock or the holders thereof, after the amount of the subscription price has been paid in, shall not be subject to any assessment whatsoever to pay the debts of the corporation.

    VIII. TERM OF EXISTENCE: This corporation shall have perpetual existence.

    IX. CUMULATIVE VOTING: No cumulative voting shall be permitted in the election of directors.

    X. PREEMPTIVE RIGHTS: Shareholders shall not be entitled to preemptive rights.

    THE UNDERSIGNED, being the incorporator hereinbefore named for the purposed of forming a corporation pursuant to the General Corporation Law of the State of Nevada, does make and file these Articles of Incorporation, hereby declaring and certifying the facts herein stated are true, and, accordingly, has hereunto set his hand this _27____ day of September, 1993.

 /s/ Tom E. Hays
---------------------
     Tom E. Hays









STATE OF ARIZONA   )
                   ) ss.:
COUNTY OF MARICOPA )

On this _27_ day of __Sept.________, 1993, before me, a Notary Public, personally appeared Tom E. Hays who acknowledged he executed the above instrument.

/s/  Vianne E. O'Neil
_________________________________
     Notary Public
                                              [SEAL OF NOTARY PUBLIC]

Exhibit 3.3
[CAPTION]
BY-LAWS OF BAJA FRANCHISE SYSTEMS, INC.

                             ARTICLE I - OFFICES

The principal office of the corporation in the State of Nevada shall be located at 1280 Terminal Way, #3, in Reno, County of Washoe. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

                           ARTICLE II - STOCKHOLDERS

1.     ANNUAL MEETING.

The annual meeting of the stockholders shall be held in the month of July in each year, beginning with the year 1994, at a date and time to be specified by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

2.     SPECIAL MEETINGS.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the directors, and shall be called by the president at the request of the holders of not less than twenty-five (25) per cent of all the outstanding shares of the corporation entitled to vote at the meeting.

3.     PLACE OF MEETING.

The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the state unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

4.     NOTICE OF MEETING.

Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

5.     CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.

For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, twenty (20) days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least fifteen (15) days immediately preceding such meeting.
In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6.     VOTING LISTS.

The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

7.      QUORUM.

At any meeting of stockholders a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

8.      PROXIES.

At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

9.      VOTING.

Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholders. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

10.     ORDER OF BUSINESS.

The order of business at all meetings of the stockholders, shall be as follows:

         1.  Roll Call.

         2.  Proof of notice of meeting or waiver of notice.

         3.  Reading of minutes of preceding meeting.

         4.  Reports of Officers.

         5.  Reports of Committees.

         6.  Election of Directors.

         7.  Unfinished Business.

         8.  New Business.

11.     INFORMAL ACTION BY STOCKHOLDERS.

Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.

                       ARTICLE III - BOARD OF DIRECTORS


1.     GENERAL POWERS.

The business and affairs of the corporation shall be managedby its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and themanagement of the corporation, as they may deem proper, not inconsistent withthese by-laws and the laws of this State.

2.     NUMBER, TENURE AND QUALIFICATIONS.

The number of directors of the corporation shall be set by the board, but shallnot exceed seven (7). Each director shall hold office until the next annualmeeting of stockholders and until his successor shall have been elected and qualified.

3.     REGULAR MEETINGS.

A regular meeting of the directors, shall be held withoutother noticethan this by-law immediately after, and at the same place as, the annualmeeting of stockholders. The directors may provide, by resolution, the timeand place for the holding of additional regular meetings without other noticethan such resolution.

4.      SPECIAL MEETINGS.

Special meetings of the directors may be called by or at therequest ofthe president or any two directors. The person or persons authorized to callspecial meetings of the directors may fix the place for holding any specialmeeting of the directors called by them.

5.      NOTICE.

Notice of any special meeting shall be given at least five (5) days previously thereto by written notice delivered personally, or by telegram, ormailed to each director at his business address. If mailed, such notice shallbe deemed to be delivered when deposited in the United States mail so addressedwith postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

6.     QUORUM.

At any meeting of the directors a majority shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

7.    MANNER OF ACTING.

       The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

8.    NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the un-expired term of his predecessor.

9.    REMOVAL OF DIRECTORS.

Any or all directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

10.     RESIGNATION.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

11.     COMPENSATION.

No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

12.     PRESUMPTION OF ASSENT.

A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

13.     EXECUTIVE AND OTHER COMMITTEES.

The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.

                             ARTICLE IV - OFFICERS
1.      NUMBER.

The officers of the corporation shall be a president, a vice-president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

2.     ELECTION AND TERM OF OFFICE.

The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3.      REMOVAL.

Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.     VACANCIES.

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the un-expired portion of the term.

5.     PRESIDENT.

The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

6.     VICE-PRESIDENT.

In the absence of the president or in event of his death, inability or refusal to act, the vice-president shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-president shall perform such other duties as from time to time may be assigned to him by the President or by the directors.

7.     SECRETARY.

The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

8.     TREASURER.

If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

9.      SALARIES.

The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

               ARTICLE V - CONTRACTS, LOANS, CHECKS AND DEPOSITS


1.        CONTRACTS.

The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

2.        LOANS.

No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3.        CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

4.      DEPOSITS.

All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

               ARTICLE VI - CERTIFICATES FOR SHARES AND THEIR TRANSFER

1.     CERTIFICATES FOR SHARES.

Certificates representing shares of the corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the stockholders, the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the directors may prescribe.

2.     TRANSFERS OF SHARES.

(a) Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation.

(b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this state.

                            ARTICLE VII - FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors.

                            ARTICLE VIII - DIVIDENDS

The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                               ARTICLE IX - SEAL

The directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

                           ARTICLE X - WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice isrequired to begiven to any stockholder or director of the corporation under the provisions ofthese by-laws or under the provisions of the articles of incorporation, awaiver thereof in writing signed by the person or persons entitled to suchnotice, whether before or after the time stated therein, shall be deemedequivalent to the giving of such notice.

                             ARTICLE XI - AMENDMENTS

These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

Dated: September 30, 1993

/s/  TOM E. HAYS
-------------------------
     Incorporator


EXHIBIT 4.1
[CAPTION]
SPECIMEN OF COMMON STOCK CERTIFICATE

Baja International Foods, Inc.

[________]NUMBER                                       SHARES[________]

           INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
        25,000,000 SHARES COMMON STOCK AUTHORIZED, $.001 PAR VALUE


 COMMON STOCK                                          CUSIP 05709P 10 7

                   SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT _______________________________________________________

Is the RECORD HOLDER OF         SHARES OF FULLY PAID AND NON-ASSESSABLE
SHARES OF COMMON STOCK OF Baja International Foods, Inc. TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated: _____________

[SEAL OF BAJA INTERNATIONAL FOODS, INC.]

/s/    SUSAN R.HAYS                               /s/  TOM E. HAYS
- -----------------------                         ---------------------
        President                                      Secretary

       COUNTERSIGNED
       AMERICAN REGISTRAR & TRANSFER CO.
       342 E. 900 South
       P.O. Box 1798
       Salt Lake City, Utah 84110



       By: ^^Illegible Signature^^


The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common           UNIF GIFT MIN ACT - ____Custodian____
TEN ENT - as tenants by the entireties                     (Cust)       (Minor)
JT TEN  - as joint tenants with right    under Uniform Gifts to Minors
          of survivorship and not as     Act ________________________
          tenants in common                          (State)

       Additional abbreviation may also be used though not in above list.

       FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE
---------------------------------------

---------------------------------------

__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated:  --------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

EXHIBIT 10

EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (hereafter "Agreement") entered into this 29th day of January 1998, between Tom and Susan Hays (hereafter "licensor") and
Baja International Foods, Inc. (hereafter "Licensee").

Whereas Licensor owns and undertakes to register the trade mark "Go Laredo!", and will develop a franchise offering circular, franchise agreement, multi unit development agreement, development agent agreement, site criteria and lease guidelines, presentation materials and operations manuals for the "Go Laredo!" franchise Mexican fast food restaurants.

Whereas Baja International Foods, Inc. is desirous of obtaining exclusive rights to the use of said mark and programs developed and to be developed thereunder,

Now, therefore, the parties agree as follows:

1. Licensor licenses to Licensee (a) the exclusive right to use of the trade mark name, "Go Laredo!" and (b) the exclusive right to franchise offering circular, franchise agreement, multi unit development agreement, development agent agreement, site criteria and lease guidelines, presentation materials and operations manuals for the "Go Laredo!" franchise Mexican fast food restaurants, and the right to market "Go Laredo!" as a fast food concept directly to potential franchisees and to allow them to license to sub-franchisees, and (c) all other related programs and concepts to be developed by Licensor, which are also to be marketed under the assigned mark.

2. In consideration for said License, Licensee agrees to pay Licensor a royalty determined as follows:

a. 2% of gross revenues generated by Licensees' operations or any sub-licensees' operations under the licensed mark.

3. Minimum Annual Royalty Payment. This Agreement shall remain in effect for the term set forth herein on condition that the royalty payment, on an annual basis, shall not be less than $20,000.

4. Term of the Agreement. The terms of this Agreement shall be ten years, subject only to each party's performance of their obligation set forth herein. Upon conclusion of said term, and providing Licensee has given Licensor 90 days prior notice, in writing, of its intent to renew this Agreement, and is in full compliance with all obligations herein, Licensee shall have the right to renew this license for an additional ten (10) year term upon the same terms and conditions as herein set forth.

5. Events of Default. The Parties agree that this Agreement is in default if
(a) the payments set forth herein are not paid by Licensee; (b) Licensees fails to notify and obtain Licensor's approval of any sub-licensing agreement; (c) Licensee files for protection under the U.S. Bankruptcy Code. Any default, not cured within 10 days of written Notice of Default to be provided by Licensor to Licensee, or as otherwise provided by a court of law, shall terminate the license issued under this Agreement.

6. Jurisdiction. The parties agree that jurisdiction over this Agreement and any disputes arising hereunder, shall be with the State of Arizona, Maricopa County, and any disputes shall be resolved under Arizona law.

7. Agreement Non-Assignable. This Agreement may not be pledged, sold, or assigned, other than sub-licensing agreements as set forth herein-above, without the express written consent of Licensor, in their sole discretion.

BAJA INTERNATIONAL FOODS, INC.

By: /s/  SUSAN R. HAYS
----------------------
 Secretary - Licensee

/s/   TOM HAYS
--------------------
      Tom Hays

/s/  SUSAN HAYS
--------------------
Susan Hays, Licensor